3/22

04010779

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amadeus Global Travel Distribution

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5773 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dly

DAT : 3/23/04

AR/S
12-31-03

Amadeus Global Travel Distribution, S.A.

Selected Consolidated Financial Information for the years ended December 31, 2003 and 2002
Prepared in accordance with
International Financial Reporting Standards

(UNAUDITED)

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	2003 (Unaudited)	2002
Current assets		
Cash and cash equivalents	42,101	18,302
Accounts receivable, net	182,429	167,176
Accounts receivable - affiliates, net	63,021	60,106
Loans receivable and advances - affiliates	88	143
Taxes receivable	42,023	55,362
Prepayments and other current assets	82,810	66,486
Total current assets	412,472	367,575
Tangible assets		
Land and buildings	129,213	129,355
Data processing hardware and software	425,707	410,471
Other	128,503	116,019
	683,423	655,845
Less accumulated depreciation	410,944	378,987
Net tangible assets	272,479	276,858
Intangible assets		
Patents, trademarks and licenses	88,673	82,797
Purchased technology	41,688	-
Software development projects	324,957	269,809
Purchased contracts	272,093	260,480
Goodwill	310,961	225,680
Other	5,486	15,989
	1,043,858	854,755
Less accumulated amortization	487,806	384,148
Net intangible assets	556,052	470,607
Deferred income taxes	126,115	135,883
Loans receivable - affiliates	1,725	2,813
Investments in associates	63,273	124,153
Other long-term investments, net	104,757	38,278
Total other non-current assets	295,870	301,127
Total non-current assets	1,124,401	1,048,592
Total assets	1,536,873	1,416,167

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	2003 (Unaudited)	2002
Current liabilities		
Accounts payable, net	247,400	229,585
Accounts payable - affiliates, net	24,731	31,128
Debt payable within one year	80,310	67,615
Current obligations under finance leases	9,643	8,085
Income taxes payable	35,181	11,147
Other current liabilities	100,739	77,598
Total current liabilities	498,004	425,158
Long-term liabilities		
Long-term debt	701	140,801
Obligations under finance leases	104,420	109,960
Deferred income taxes payable	102,228	45,340
Other long-term liabilities	72,778	71,541
Total long-term liabilities	280,127	367,642
Minority Interests	1,029	1,027
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	379,358	373,195
Treasury shares and other similar equity instruments	(126,899)	(128,050)
Retained earnings	502,879	367,026
Cumulative translation adjustments	(25,523)	(17,729)
Total shareholders' equity	757,713	622,340
Total liabilities and shareholders' equity	1,536,873	1,416,167

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2003 (Unaudited)	2002
Revenue (Note 3)	1,929,009	1,856,320
Cost of sales	1,528,358	1,470,854
Gross profit	400,651	385,466
Selling, general and administrative expenses	80,021	78,020
Operating income	320,630	307,446
Other income (expense)		
Interest expense, net (Note 6)	(15,713)	(19,370)
Exchange gains (losses)	(1,931)	(174)
Other income (expense), net	2,980	13,137
Income before income taxes	305,966	301,039
Income tax	122,182	115,820
Income after taxes	183,784	185,219
Equity in income (losses) from associates	(23,645)	(22,671)
Equity in income (losses) from discontinuing operations	-	(15,468)
Minority Interests	(25)	7
Net income	160,114	147,087

Basic earnings per Class "A" share, in EURs (Note 7)	0.28	0.26
Basic earnings per Class "B" share, in EURs (Note 7)	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.28	0.25
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2003 (Unaudited)	2002
Cash flows from operating activities		
Operating income	320,630	307,446
Adjustments for:		
Depreciation and amortization	211,905	183,915
Operating income before changes in working capital:	532,535	491,361
Accounts receivable	(4,067)	(23,886)
Taxes receivable	2,525	(3,441)
Other current assets	15,837	8,190
Accounts payable	(17,286)	32,029
Other current liabilities	1,815	(7,207)
Other long-term liabilities	2,099	4,321
Cash provided from operating activities	533,458	501,367
Income taxes paid	(61,825)	(77,374)
Net cash provided from operating activities	471,633	423,993
Cash flows from investing activities		
Additions to tangible assets	(52,803)	(75,407)
Additions to intangible assets	(89,033)	(89,797)
Investment in subsidiaries and associates, net of cash acquired	(83,957)	(91,847)
Interest received	1,813	3,388
Sundry investments and deposits	(8,529)	(3,700)
Acquisition of Treasury shares	(96)	(73,098)
Disposal of Treasury shares	224	3,917
Loans to third parties	(55,652)	(1,661)
Loans to affiliates	(4,941)	(17,430)
Cash proceeds collected/(paid) - derivative agreements	12,225	20,004
Disposals of sundry investments	2,689	834
Dividends received	9,076	10,819
Proceeds obtained from disposal of fixed assets	5,112	7,487
Net cash used in investing activities	(263,872)	(306,491)
Cash flows from financing activities		
Proceeds from borrowings	300,598	308,211
Repayments of borrowings	(427,819)	(356,257)
Interest paid	(17,928)	(21,440)
Dividends paid	(29,998)	(37,999)
Payments of finance lease liabilities	(9,756)	(11,430)
Net cash used in financing activities	(184,903)	(118,915)
Effect of exchange rate changes on cash and cash equivalents	941	1,104
Net increase in cash and cash equivalents	23,799	(309)
Cash and cash equivalents at beginning of period	18,302	18,611
Cash and cash equivalents at end of period	42,101	18,302

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2001	27,898	438,137	(51,592)	177,905	(512)	591,836
Equity instruments	-	1,505	-	-	-	1,505
Available for sale financial assets	-	-	-	(3,318)	-	(3,318)
Tax impact	-	-	-	1,189	-	1,189
Hedging instruments	-	-	-	19,641	20.967	40,608
Tax impact	-	-	-	(6,868)	(7.338)	(14,206)
Other gains (losses)	-	-	-	2,531	(30,846)	(28,315)
Gains (losses) not recognized in the statement of income	-	1,505	-	13,175	(17,217)	(2,537)
(Acquisitions) / disposals of Treasury shares, net	-	(66,447)	(66,858)	66,858	-	(66,447)
Equity swap transactions	-	-	(9,600)	-	-	(9,600)
Dividends	-	-	-	(37,999)	-	(37,999)
Net income for the period	-	-	-	147,087	-	147,087
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Equity instruments	-	(3,543)	-	-	-	(3,543)
Available for sale financial assets	-	-	-	4,092	-	4,092
Tax impact	-	-	-	(1,441)	-	(1,441)
Hedging instruments	-	-	-	22,076	11,875	33,951
Tax impact	-	-	-	(7,735)	(4,156)	(11,891)
Other gains (losses)	-	8,555	-	(10,104)	(15,513)	(17,062)
Gains (losses) not recognized in the statement of income	-	5,012	-	6,888	(7,794)	4,106
(Acquisitions) / disposals of Treasury shares, net	-	1,151	1,151	(1,151)	-	1,151
Dividends	-	-	-	(29,998)	-	(29,998)
Net income for the period	-	-	-	160,114	-	160,114
Balance as of December 31, 2003 (Unaudited)	27,898	379,358	(126,899)	502,879	(25,523)	757,713

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

1. ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS"). Additionally, the Group provides services through its e-commerce channel of distribution and through information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. BASIS OF PRESENTATION

a) General information

These interim consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform to the current presentation.

b) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of December 31, 2003 selected consolidated financial information under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IFRS as of December 31, 2003 by approximately EURs 145.4 million and the net income reflected under Spanish GAAP is lower than the net income under IFRS for the year ended December 31, 2003 by approximately EURs 10.0 million. As of and for the year ended December 31, 2002 these differences were approximately EURs 169.5 million and EURs 62.3 million, respectively. The main differences as of and for the year ended December 31, 2003 and 2002 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), as well as the accounting for Treasury shares and other similar equity instruments.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

3. SEGMENT INFORMATION

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	Year ended December 31,	
	2003	2002
Europe	1,293,464	1,160,111
United States	182,544	203,258
Rest of the world	453,001	492,951
Total revenue	1,929,009	1,856,320

The following geographical distribution of assets is based on the country where the assets are located or relate to. The split of assets as of December 31, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	249,330	12,177	10,972	-	272,479
Intangible assets, net	255,727	85,722	14,558	200,045	556,052
Investments in associates	45,040	6,579	11,654	-	63,273
Total	550,097	104,478	37,184	200,045	891,804

The split of assets as of December 31, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	243,576	22,316	10,966	-	276,858
Intangible assets, net	151,317	132,181	15,863	171,246	470,607
Investments in associates	94,473	11,953	17,727	-	124,153
Total	489,366	166,450	44,556	171,246	871,618

Because of the interrelationships between the Group's geographical activities, it is not meaningful to geographically segment global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

4. TAXATION

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of December 31, is as follows:

	2003	2002
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.8	0.4
Permanent differences due to goodwill amortization	3.9	1.9
Other permanent differences	0.3	1.1
Losses with no tax benefit recognition	1.3	0.4
Other	(1.4)	(0.3)
Effective tax rate	39.9	38.5

5. RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on shareholders airlines. Total revenues earned by the Group from affiliates for the years ended December 31, 2003 and 2002, were KEURs 505,291 and KEURs 509,694, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates is KEURs 44 and KEURs 814 for the year ended December 31 2003 and 2002, respectively. Interest rates for these loans denominated in Swedish Kroner (SEK), US Dollars (USD) and Euros (EUR) ranged from 3.16% to 4.15% for the year ended December 31, 2003. Interest rates for the loans denominated in Swedish Kroner (SEK), USD and EURs ranged from 2.51% to 5.16% for the year ended December 31, 2002.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Group with its affiliates are KEURs 281,589 and KEURs 333,093 for the year ended December 31, 2003 and 2002, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. ADDITIONAL INFORMATION

a) The Group's personnel expenses and number of employees were as follows:

	Year ended December 31,	
	2003	2002
Gross personnel costs	387,863	317,415
Less amount capitalized	26,429	29,638
Net charge to income	361,434	287,777
Average number of employees	5,130	4,088

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the year ended December 31, 2003 and 2002 were of KEURs 55,393 and KEURs 60,353, respectively.

b) The Group's net interest expense was as follows:

	Year ended December 31,	
	2003	2002
Interest expense	17,750	22,486
Less interest income	2,037	3,116
Net interest expense	15,713	19,370

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 90,320 and KEURs 68,010 for the year ended December 31, 2003 and 2002, respectively.

d) Allowances - accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of December 31, 2003 in the amount of KEURs 48,637, and as of December 31, 2002 in the amount of KEURs 43,065.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

e) Stock Incentive Plans

Total expenses recognized relating to stock grants and employee stock purchase plans, including social costs, for the year ending December 31, 2003 and 2002 were KEURs 97 and KEURs 1,924, respectively. During the year ended December 31, 2003 the Group delivered 157,991 and 21,471 shares to participants in the stock grant and in the employee stock purchase plans, respectively. As of December 31, 2003 the number of shares required in order to meet the obligations under the stock grant and option plans was 3,409 and 12,056,290, respectively.

f) Warrants

The warrants issued by the Group relating to its class "A" shares as of December 31, 2002 and December 31, 2003 can be summarized as follows:

Cash settlement option	Number of warrants
Yes	5,900,000
No	4,768,000
	10,668,000

g) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption as of December 31, were as follows:

	KEURs		Number of shares	
	2003	2002	2003	2002
Treasury shares	98,519	99,670	15,502,843	15,711,730
Equity swaps	28,380	28,380	4,500,000	4,500,000
	126,899	128,050	20,002,843	20,211,730

During the forth quarter of 2003, Amadeus has cancelled an equity swap agreement with interim cash settlement which corresponds to 1,812,462 shares.

h) Other statement of income information

A pre-tax year-to-date gain of KEURs 2,894 and KEURs 8,412 is included in the "Other income" caption as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contain cash settlement options as of December 31, 2003 and 2002, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

7. EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2003 and 2002 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6g)	(20,002,843)	(20,211,730)	(20,156,222)	(14,327,962)
Total shares outstanding	569,997,157	569,788,270	569,843,778	575,672,038
Dilutive effect of warrants, stock options and stock grants	722,393	1,780,707	853,736	1,133,020
Total number of diluted shares	570,719,550	571,568,977	570,697,514	576,805,058

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The calculation of basic earnings per share (rounded to two significant digits) for the year ended December 31 is as follows:

	2003	2002
Net income, in KEURs	160,114	147,087
Weighted average number of class "A" shares outstanding	569,843,778	575,672,038
Weighted average number of class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per class "A" share, in EURs	0.28	0.26
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the year ended December 31, is as follows:

	2003	2002
Net income, in KEURs	160,114	147,087
Weighted average number of diluted class "A" shares outstanding	570,697,514	576,805,058
Weighted average number of diluted class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per class "A" share, in EURs	0.28	0.25
Diluted earnings per class "B" share, in EURs	-	-

8. ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of December 31 are as follows:

	2003	2002
Cash on hand and balances with banks	22,507	17,239
Short-term investments	19,594	1,063
	42,101	18,302

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a) During the year ended December 31, 2003 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 66% interest in Amadeus Germany GmbH (former Start Amadeus GmbH; total interest 100%)
- 24.5% interest in Amadeus Polska Sp.zo.o (total interest 100%)
- 100% interest Airline Automation, Inc.
- 17.54% interest in Vivacances S.A. (total interest 67.54%)
- 35% interest in Amadeus Kuwait Company W.L.L.
- 30% interest in OPTIMS S.A.
- 10% interest in Travellink AB (total interest 35%)
- 100% interest in German Travel Services GmbH. The control over this company is intended to be temporary and therefore it has been excluded from consolidation.

ii) Newly created companies:

- 100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited, Amadeus Marketing Romania S.R.L., Amadeus East Africa and Amadeus Hong Kong Ltd.
- 50% interest in PT Amadeus Indonesia
- 49% interest in Amadeus Gulf LLC

iii) Capital increases:

- Amadeus Polska Sp.zo.o
- Amadeus Hellas S.A.
- Amadeus Global Travel Israel Limited
- Amadeus GTD Australia Pty Ltd.
- Eviaggi.com S.P.A.
- Travellink AB

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current transactions	102,433
Conversion of debt to equity	2,000
Deferred consideration	13,863
Cash acquired as a result of current acquisition	35,233
Tax benefit on investments	(16,837)
Equity in net assets acquired	(33,882)
Excess purchase price	102,810
Allocation of fair value to net assets acquired	(21,633)
Goodwill	81,177

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Following the 66% acquisition of Amadeus Germany GmbH (former Start Amadeus), the following fair values were identified with respect to net assets acquired:

Purchased technology	30,056
Purchased contracts	5,234
Deferred income taxes payable	(13,657)
Allocation of fair value to net assets acquired	21,633

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case mentioned above, it relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology integrated with Amadeus Germany's local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life, which in this case is 10 years.

Purchased technology related to the original 34% acquisition, amounting to KEURs 11,632 has been transferred to the Purchased technology caption in the Balance Sheet.

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	102,433
Cash acquired related to the pre-existing ownership in Amadeus Germany and Vivacances	(18,476)
Net cash invested in subsidiaries and associates	83,957

b) During the year ended December 31, 2002 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 11.4% interest in 1Travel.com Inc. (total interest 38.9%)
- 50% interest in Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda, the Colombian National Marketing Company (NMC)
- 25% interest in the NMC Amadeus Tunisie S.A. (total interest 30%)
- 95% interest in the group Smart AB (renamed Amadeus Scandinavia AB, total interest 100%), the NMC Holding Company for the Scandinavian market. One of the six NMCs within this group, SMART Sverige AB (the Swedish NMC, now renamed Amadeus Sweden AB), has a minority participation by the Swedish Government Railway Company of 21.75%
- 56% interest in ICSA-T N.V. group (10% via the SMART AB acquisition, total interest 100%)
- 50% interest in Vivacances S.A.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ii) Newly created companies:

- 100% interest in the NMCs Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL
- 40% interest in the NMC Amadeus Argelie S.A.R.L.
- 40% interest in Amadeus Sudani, Co.Ltd.

iii) Capital increases

- Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.
- Amadeus GTD Australia Pty. Ltd.
- Amadeus Rezervasyon Dagitim Sistemleri A.S.
- Eviaggi.com S.P.A.
- Amadeus Data Processing GmbH

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current acquisition	89,149
Conversion of debt to equity	15,639
Deferred consideration	27,473
Cash acquired as a results of current acquisition	27,371
Tax benefit from investments	(34,270)
Equity in net assets acquired	(34,714)
Goodwill	90,648

Amadeus Global Travel Distribution, S.A

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income as of December 31, 2003 and 2002 as included in the consolidated financial statements prepared under International Financial Reporting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IFRS CONSOLIDATED FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Financial Reporting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the years ended 31 December 2003 and 2002 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the years ended December 31,	
		2003 (Unaudited)	2002
Net Income-Spanish GAAP		**150,127**	**84,820**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	23,309	23,826
Treasury shares and other similar equity instruments	2	(13,179)	30,628
Public Offering expenses	3	3,194	3,194
Unrealised exchange gains	4	2,277	(580)
Accounting for financial instruments	5	(1,467)	(670)
Equity related instruments	6	(4,147)	5,869
Net Income-IFRS		**160,114**	**147,087**

Reconciliation of Shareholders' Equity

	Note	For the years ended December 31, 2003 (Unaudited)	2002
Shareholders' equity Spanish GAAP		**903,141**	**791,868**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	(94,973)	(115,163)
Treasury shares and other similar equity instruments	2	(107,316)	(96,308)
Public Offering expenses	3	(2,512)	(5,706)
Unrealised exchange gains	4	7,172	4,895
Accounting for financial instruments	5	18,815	6,101
Equity related instruments	6	33,386	36,653
Shareholders' equity-IFRS		**757,713**	**622,340**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IFRS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IFRS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired Treasury shares and other similar equity instruments

   In accordance with IFRS, Treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, Treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IFRS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IFRS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IFRS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded on the statement of income.
d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IFRS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets available-for-sale, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) - this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to Treasury shares are described in section 2.